ABN AMRO Funds

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES

ABN AMRO Funds has issued an additional class of shares of beneficial interest, Class R shares, which initially is being offered for ABN AMRO Growth Fund and ABN AMRO/Montag & Caldwell Growth Fund.

Class R shares are not subject to an initial sales charge, a contingent deferred sales charge or a shareholder service fee. Class R shares have a Rule 12b-1 fee with a maximum annual fee of 0.50% of average daily net assets. Class R Shares are offered to investors with a minimum initial investment of $2,500.

Class R shares represent equal proportionate interests in the portfolios of investments of the series of ABN AMRO Funds, currently only ABN AMRO Growth Fund and ABN AMRO/Montag & Caldwell Growth Fund, and have identical preferences, conversion and other rights, voting powers, restrictions, limitations to dividends, qualification and terms of redemption as other share classes of ABN AMRO Funds, except as otherwise stated above.